UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________
FORM 6-K
_________________________________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025
Commission File
Number: 001-04546
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UNILEVER PLC
(Translation of registrant’s name into English)
_____________________________________________________

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
_____________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .X..
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/S/ M VARSELLONA

By M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date 2 June 2025

TABLE OF CONTENTS EXHIBIT INDEX
Exhibit 99
This Report on Form 6-K contains the following:

Exhibit	99.1	Stock exchange announcement dated	May 01, 2025	Entitled	Transaction in Own Shares
Exhibit	99.2	Stock exchange announcement dated	May 01, 2025	Entitled	Total Voting Rights
Exhibit	99.3	Stock exchange announcement dated	May 01, 2025	Entitled	Director Declaration
Exhibit	99.4	Stock exchange announcement dated	May 02, 2025	Entitled	Transaction in Own Shares
Exhibit	99.5	Stock exchange announcement dated	May 06, 2025	Entitled	Transaction in Own Shares
Exhibit	99.6	Stock exchange announcement dated	May 07, 2025	Entitled	Transaction in Own Shares
Exhibit	99.7	Stock exchange announcement dated	May 07, 2025	Entitled	Director/PDMR Shareholding
Exhibit	99.8	Stock exchange announcement dated	May 08, 2025	Entitled	Transaction in Own Shares
Exhibit	99.9	Stock exchange announcement dated	May 09, 2025	Entitled	Transaction in Own Shares
Exhibit	99.10	Stock exchange announcement dated	May 12, 2025	Entitled	Transaction in Own Shares
Exhibit	99.11	Stock exchange announcement dated	May 13, 2025	Entitled	Transaction in Own Shares
Exhibit	99.12	Stock exchange announcement dated	May 14, 2025	Entitled	Transaction in Own Shares
Exhibit	99.13	Stock exchange announcement dated	May 15, 2025	Entitled	Transaction in Own Shares
Exhibit	99.14	Stock exchange announcement dated	May 16, 2025	Entitled	Transaction in Own Shares
Exhibit	99.15	Stock exchange announcement dated	May 19, 2025	Entitled	Transaction in Own Shares
Exhibit	99.16	Stock exchange announcement dated	May 20, 2025	Entitled	Transaction in Own Shares
Exhibit	99.17	Stock exchange announcement dated	May 21, 2025	Entitled	Transaction in Own Shares
Exhibit	99.18	Stock exchange announcement dated	May 21, 2025	Entitled	Publication of Final Terms: Unilever Bonds
Exhibit	99.19	Stock exchange announcement dated	May 22, 2025	Entitled	Transaction in Own Shares
Exhibit	99.2	Stock exchange announcement dated	May 23, 2025	Entitled	Transaction in Own Shares
Exhibit	99.21	Stock exchange announcement dated	May 27, 2025	Entitled	Transaction in Own Shares
Exhibit	99.22	Stock exchange announcement dated	May 28, 2025	Entitled	Transaction in Own Shares
Exhibit	99.23	Stock exchange announcement dated	May 29, 2025	Entitled	Transaction in Own Shares

Exhibit	99.24	Stock exchange announcement dated	May 30, 2025	Entitled	Transaction in Own Shares
Exhibit	99.25	Stock exchange announcement dated	May 30, 2025	Entitled	Publication of Financial Statements
Exhibit	99.26	Stock exchange announcement dated	May 30, 2025	Entitled	Transaction in Own Shares
Exhibit	99.27	Stock exchange announcement dated	May 30, 2025	Entitled	Completion of Share Buyback
Exhibit	99.28	Stock exchange announcement dated	June 02, 2025	Entitled	Total Voting Rights